EXHIBIT 99.1

DeFi Technologies' Subsidiary Valour Launches Valour Funds SPC, a New Business Line, and Introduces Its First Hedge Fund, Smart Crypto Fund SP, Powered by Neuronomics' Proprietary AI Strategy

  Valour launches Valour Funds SPC, a new business line expanding its offering beyond exchange traded products into actively managed digital asset investment strategies.

  Smart Crypto Fund SP is its first hedge fund, providing professional and qualified investors with an actively managed strategy powered by Neuronomics' proprietary AI strategy.

  The fund builds on Valour's range of over 100 digital asset ETPs, more than any other digital asset manager globally, and combines Valour's institutional infrastructure with Neuronomics' systematic investment expertise.

TORONTO, Sept. 21, 2026 /CNW/ -- DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3: DEFT31), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., "Valour"), a leading issuer of exchange traded products ("ETPs") has launched Valour Funds SPC ("Valour Funds"), a new business line focused on actively managed digital asset investment strategies.

Through Valour Funds, a wholly owned subsidiary of Valour Inc., the new business line is introducing Smart Crypto Fund SP, its first Hedge Fund, providing professional and qualified investors with access to an actively managed investment strategy based on artificial intelligence.

The Hedge Fund expands Valour's investment platform beyond exchange traded products into actively managed investment solutions. It combines Valour's institutional fund platform and digital asset infrastructure with a strategy developed and managed by Neuronomics AG, a Swiss portfolio manager specializing in artificial intelligence and systematic investing.

Smart Crypto Fund SP has been established as the first Hedge Fund portfolio of Valour Funds SPC, a Cayman Islands company registered with the Cayman Islands Monetary Authority ("CIMA"). The strategy uses proprietary AI models to adjust allocations across a regularly reviewed selection of liquid digital assets, rather than maintaining fixed exposure to a single cryptocurrency or a static basket.

"With the Smart Crypto Fund, we are expanding Valour's investment offering beyond exchange traded products and into actively managed hedge fund strategies," said Johan Wattenström, CEO and Chairman of DeFi Technologies. "By combining Valour's digital asset infrastructure with Neuronomics' AI based systematic investment expertise, we can offer professional investors an actively managed strategy within an institutional fund framework."

AI Driven Systematic Investment Strategy

Digital asset markets offer a broad range of investment opportunities. However, they also experience significant volatility, rapidly changing conditions and substantial differences in liquidity and risk across individual assets.

The Hedge Fund is not designed to maintain a fixed allocation or remain fully exposed to the market at all times. Instead, it seeks to invest selectively when the expected balance of opportunity and risk is favorable. It also seeks to reduce exposure when model signals weaken or assessed risk increases.

Neuronomics' proprietary AI ensemble, a group of complementary models, is central to this approach. The models analyze price, volume and other market data over short and medium time horizons. They seek to distinguish useful signals from market noise and assess potential returns, risk and market conditions.

These assessments guide the size of each position across a regularly reviewed selection of liquid digital assets. Portfolio allocations remain subject to predefined risk budgets, limits on individual assets and concentration, and controls on overall market exposure.

Trading instructions are executed using algorithms selected according to market liquidity and expected transaction costs. This disciplined process is designed to capture investment opportunities while actively managing the volatility and downside risks of digital asset markets.

"Digital asset markets generate enormous volumes of rapidly changing information, but the challenge is determining which signals matter, over what horizon and under which market conditions," said Dr. Michael Kometer, Founder and CEO of Neuronomics AG. "Our proprietary AI ensemble helps separate signal from noise and translates forecasts into disciplined portfolio decisions. It guides what we hold, how much risk we take and when we reduce exposure."

Institutional Infrastructure

Smart Crypto Fund SP brings together Valour's digital asset platform, Neuronomics' investment management capabilities and a network of specialist service providers covering fund administration, custody, banking, execution and audit.

The structure separates investment management, administration, custody and execution. This provides the operational framework required for a professionally managed digital asset investment fund.

The Launch Marks Valour's Expansion into the Hedge Fund Segment

Valour offers over 100 digital asset ETPs, more than any other digital asset manager globally. These products give investors access to the world's most innovative digital asset ecosystems through regulated markets.

Smart Crypto Fund complements this offering with an actively managed Hedge Fund for professional and qualified investors. The fund uses a systematic investment approach to identify opportunities across the digital asset market.

About Neuronomics AG
Neuronomics AG is a FINMA authorized Swiss portfolio manager and a pioneer in applying artificial intelligence to the professional management of digital assets. DeFi Technologies holds a minority stake in the company.

Its proprietary research combines artificial intelligence, quantitative finance and computational neuroscience to develop market forecasts. These forecasts guide portfolio allocations within disciplined risk controls. For more information, visit www.neuronomics.com.

About Valour Funds SPC
Valour Funds SPC is a Cayman Islands company and a wholly owned subsidiary of Valour Inc. The company has been established to provide professionally managed investment strategies focused on digital assets and related investment opportunities.

Smart Crypto Fund SP is the first Hedge Fund established under Valour Funds SPC.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3:DEFT31) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to proposed listing of Valour's ETPs and DeFi Technologies',the expected timing of listing and trading, and anticipated investor demand for digital asset ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2026/21/c4614.html

%CIK: 0001985840

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 21-SEP-26